Exhibit 10.10

January 17, 2008

Mark S. Roby, Ph.D

11 Grace Lane

Killingworth, Connecticut 06419

Dear Mark:

I am pleased to offer you the position of Vice President, Research & Development at TissueLink Medical, Inc. with a start date of Monday, January 22, 2008, and reporting to Joseph Army, President & CEO. It is expected that you will relocate to the New Hampshire seacoast area as part of your employment with TissueLink. The company will provide you with up to 120 days of interim living expenses while you search for a home. If your search continues for a longer period of time, this benefit will be revisited. Additional relocation assistance will be provided in accordance with company policy and guidelines.

Your rate of pay will be $220,000 annually, payable semi-monthly. It is anticipated that you will receive 575,000 TissueLink Medical, Inc. Non-Qualified Stock Options at fair market value, subject to approval by the Board of Directors and pursuant to the TissueLink 1999 Amended and Restated Stock Incentive Plan. In addition, you will be eligible to participate in the annual bonus plan with an opportunity to earn on a pro rated basis up to 20% of your base salary and up to 35,000 stock options, based on performance against a combination of company and personal milestones. Upon approval by the Board of Directors, you will also be eligible to increase the cash component of the bonus plan to 24%, and the stock option component to 42,000 options based on company overachievement. You will earn 4 weeks of Paid Time Off (PTO) per year for your first 5 years. After 5 years you will begin to accrue additional PTO at the rate of 1 additional day per year for each additional year of service.

The vesting schedule for stock options is as follows: Four-year vesting with a one-year cliff and monthly vesting thereafter. No options vest during the first year of employment. 25% of the options will be vested on the 1st anniversary of employment. From that point on, options will vest monthly at rate of 2.083% per month for 36 months.

Upon your first day of work, you will be required to sign several documents including: confidentiality, non-compete, non-solicitation, and inventions assignment agreements. You will also be required to complete a W-4 Form for taxes; an I-9 Form documenting your eligibility to work; and a background check authorization. In accordance with standard TissueLink policy, this offer is contingent upon the successful completion of a background and professional reference check by the company, your completing and executing the offer of employment, and completing and/or signing all other required documents. In addition, TissueLink employees are required to carry a valid driver’s license and to own car insurance equal to that required by law.

I am looking forward to your joining the team and contributing to this exciting venture. You may indicate your acceptance of this offer by signing the acknowledgement below and faxing it to Kerri Morton, Human Resource Manager as soon as possible. (603) 742-1181.

Sincerely,

Joseph Army
President & CEO

I accept the above terms as stated:

/s/ Mark S. Roby	1/17/08
Mark S. Roby Ph.D	Date